Exhibit 3.2

CERTIFICATE OF DESIGNATION
OF
SERIES B PREFERRED STOCK
OF
TEVOGEN BIO HOLDINGS INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

Pursuant to Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), Tevogen Bio Holdings Inc., a corporation duly organized and validly existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 103 thereof, does hereby submit the following:

WHEREAS, the Certificate of Incorporation of the Corporation (as amended, restated, supplemented, or otherwise modified from time to time, the “Certificate of Incorporation”) and the DGCL authorizes the issuance of 20,000,000 shares of Preferred Stock, par value $0.0001 per share, of the Corporation, issuable from time to time in one or more series, and authorizes the Board of Directors (the “Board”) of the Corporation, subject to the limitations under applicable Delaware law, to (i) establish from time to time the number of shares to be included in each such series, (ii) fix the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series, (iii) fix the qualifications, limitations or restrictions thereof and (iv) issue shares of Preferred Stock, in each case without any stockholder vote; and

WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designations, rights, preferences, powers, restrictions, and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide authority for the Corporation to issue and designate 3,613 shares of the Preferred Stock to be known as “Series B Preferred Stock” (the “Series B Preferred Shares”) and does hereby in this Certificate of Designation (this “Certificate of Designation”) establish and fix and herein state and express the designations, rights, preferences, powers, restrictions, and limitations of such Series B Preferred Shares as follows:

Section 1. General Matters; Ranking.

Each Series B Preferred Share shall be identical in all respects to every other Series B Preferred Share. The Series B Preferred Shares, with respect to dividend rights and distribution rights upon the liquidation, winding-up or dissolution of the Corporation, shall rank junior to the Series A Preferred Stock and senior to any Junior Securities.

Section 2. Standard Definitions.

As used herein with respect to the Series B Preferred Shares:

“Assignment and Assumption Agreement” means that certain Assignment and Assumption Agreement, dated February 14, 2024, by and between Semper Paratus and SSVK Associates, as amended.

“Business Day” means any day other than a Saturday or Sunday or any other day on which commercial banks in New York City are authorized or required by law or executive order to close.

“Bylaws” means the Bylaws of the Corporation, as they may be amended or restated from time to time.

“Common Stock” means the common stock, par value $0.0001 per share, of the Corporation.

“Dividend Payment Date” means the last day of each Dividend Period.

“Dividend Period” means the period commencing on the Initial Issuance Date and ending on the numerically corresponding day in the calendar month that is one quarter thereafter, and each subsequent continuation period ending on the numerically corresponding day in the calendar month that is one quarter thereafter, and shall be computed on the basis of the actual days elapsed in a 360-day year consisting of twelve 30-day months; provided that (i) if any Dividend Period would end on a day other than a Business Day, such Dividend Period shall be extended to the next succeeding Business Day.

“Holder” means each Person in whose name any Series B Preferred Share is registered, who shall be treated by the Corporation and the Registrar as the absolute owner of such share of the Series B Preferred Shares for the purpose of making payment and for all other purposes.

“Initial Issuance Date” means March 15, 2024, the original issue date of the Series B Preferred Shares.

“Junior Securities” means any classes or series of Common Stock and any other equity security of the Corporation other than any equity securities that are Series A Preferred Stock or Series B Preferred Shares.

“Liquidation Event” means a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

“Merger Agreement” means that certain Agreement and Plan of Merger, dated June 28, 2023, by and between Semper Paratus Acquisition Corporation, the Corporation and the other parties thereto.

“Paying Agent” initially means the Corporation and any successor appointed under Section 7.03.

“Person” means any individual, partnership, firm, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature.

“Preferred Stock” means the preferred stock of the Corporation.

“Registrar” initially means the Corporation and any successor appointed under Section 7.03.

“Schedule I” means Schedule I to the Assignment and Assumption Agreement.

“Semper Paratus” means Semper Paratus Acquisition Corporation, a Delaware corporation.

“Series B Call Price” means $1,000.00 for each Series B Share.

“Series B Issue Price” means $1,000.00 for each Series B Share.

“Series B Liquidation Preference” means the aggregate amount of the liabilities assumed by SSVK Associates pursuant to the Assignment and Assumption Agreement .

“SSVK Associates” means SSVK Associates, LLC, a Delaware limited liability company.

“Transfer Agent” shall initially mean the Corporation and any successor appointed under Section 7.03.

2

Section 3. Dividends.

3.01 General Obligation. The holders of the Series B Preferred Stock shall be entitled to receive, out of funds legally available therefor, cumulative preferential dividends thirty-five (35) days from the Initial Issuance Date (the “Initial Dividend Date”) accruing at the rate per share per quarter, equal to the then-applicable Series B Dividend Rate on the Series B Issue Price of each share of Series B Preferred Stock (each a “Series B Share” and, collectively, the “Series B Shares”), provided that for so long as the liabilities and obligations listed on Schedule I to the Assignment and Assumption Agreement (“Schedule I”) are outstanding, any dividend will be paid by the Corporation on behalf of SSVK Associates to the creditors set forth on Schedule I, pro rata in accordance with the liabilities and obligations (unless otherwise agreed upon in writing by the Corporation and the holders of Series B Preferred Stock). Dividends on the Series B Preferred Stock shall accrue quarterly, and shall be computed on the basis of the actual days elapsed in a 360-day year consisting of twelve 30-day months. Dividends on the Series B Preferred Stock shall accrue whether or not declared, whether or not the Corporation has earnings or profits and whether or not there are funds legally available for the payment of such dividends. Dividends on the Series B Preferred Stock shall be paid in cash on each Dividend Payment Date for the prior Dividend Period.

3.02 Series B Dividend Rate. The “Series B Dividend Rate” shall mean a rate equal to 3.25% per quarter, subject to the following adjustments:

(a) On the thirty (30) day anniversary of the Initial Dividend Date, and on the same day of each month thereafter, the Series B Dividend Rate shall increase by 0.25%.

(b) In no event shall the Series B Dividend Rate exceed 7.5% per quarter.

Section 4. Liquidation Preference.

4.01 Liquidation Preference. In the event of any Liquidation Event, the holders of the shares of Series B Preferred Stock shall be entitled in respect of the Series B Preferred Stock to payment in cash of an amount equal to the Series B Liquidation Preference before any distribution or payment is made on any Junior Securities, including, without limitation, Common Stock. After payment in full of the Series B Liquidation Preference to which the holders of Series B Preferred Stock is entitled, such holders will not be entitled to any further participation in any distribution of assets of the Corporation.

Section 5. Call Right.

5.01 Optional Call. Shares of Series B Preferred Stock may be called pro rata (unless otherwise agreed upon in writing by the holders of Series B Preferred Stock), in whole or in part by the Corporation out of funds legally available therefor at any date after the date hereof (such date, the “Series B Call Date”) at an amount per share equal to the applicable Series B Call Price.

5.02 Series B Call Notice. The Corporation shall give written notice of a call pursuant to Section 5.01 (such notice, the “Series B Call Notice”) to the holders of record of Series B Preferred Stock not less than thirty (30) days prior to the Series B Call Date. Such Series B Call Notice shall state:

(a) the number of shares of Series B Preferred Stock held by the holder that the Corporation shall call on the Series B Call Date specified in the Series B Call Notice;

(b) the Series B Call Date and the Series B Call Price (including a detailed calculation of the Series B Call Price); and

(c) that the holder is to surrender to the Corporation, in the manner and the place reasonably designated by the Corporation, its certificates representing the shares of Series B Preferred Stock to be called.

3

5.03 Surrender of Certificates; Payment. On or before the Series B Call Date, the holders of outstanding Series B Preferred Stock shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement (without bond) reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place reasonably designated by the Corporation, and thereupon the Series B Call Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. If fewer than all shares represented by any such certificate are not called, the Corporation shall issue a new certificate to the holder thereof representing the shares not so called.

5.04 Rights Subsequent to Call. If on the Series B Call Date the Series B Call Price payable upon redemption of the shares of Series B Preferred Stock to be called on such date is paid or tendered for payment or irrevocably deposited with the Paying Agent (or if the Corporation is acting as its own Paying Agent segregated and held in trust) so as to be available therefor, then notwithstanding that the certificates evidencing any of the shares of Series B Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series B Preferred Stock shall cease to accrue after the Series B Call Date and all rights with respect to such shares shall forthwith after such Series B Call Date shall terminate, except the right of the holders to receive the Series B Call Price without interest upon surrender of its certificate or certificates therefor.

Section 6. Voting Rights.

6.01 General. The holders of record of the Series B Preferred Stock, as such, will have no voting rights, except as required by law or as specifically set forth in this Certificate of Designation, including as may be set forth in the Merger Agreement and incorporated by reference into this Certificate of Designation. On any matter on which Holders are entitled to vote, such Holders will be entitled to one vote per share of Series B Preferred Stock.

6.02 Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the Holders (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the Bylaws, and applicable law.

Section 7. Miscellaneous.

7.01 Exclusion of Other Rights. Except as may otherwise be required by law, the Series B Preferred Stock shall not have any voting powers, preferences and relative, participating, optional or other special rights, other than those specifically set forth in this Certificate of Designation, inclusive of those voting powers, preferences and relative, participating, option or other special rights set forth in the Merger Agreement and incorporated herein by reference.

4

7.02 Registration of Transfer. The Corporation shall keep at its principal office a register for the registration of Series B Preferred Stock. Upon the surrender of any certificate representing Series B Preferred Stock at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation’s expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of Series B Shares represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of Series B Shares as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate, and dividends shall accrue on the Series B Preferred Stock represented by such new certificate from the date on which dividends have been fully paid on such Series B Preferred Stock represented by the surrendered certificate.

7.03 Transfer Agent, Registrar, and Paying Agent. The Corporation shall maintain in the United States an office or agency where Series B Preferred Shares may be surrendered for payment (including upon redemption), registration of transfer, or exchange. The initial duly appointed Transfer Agent, Registrar and Paying Agent for the Series B Preferred Shares shall be the Corporation. The Corporation may, in its sole discretion, appoint a successor transfer agent, registrar or paying agent. Upon any such appointment, the Corporation shall send notice thereof to the Holders.

7.04 Record Holders. To the fullest extent permitted by applicable law, the Corporation and the Transfer Agent may deem and treat the Holder of any Series B Preferred Shares as the true and lawful owner thereof for all purposes.

7.05 Notices. The Corporation shall send all notices or communications to Holders of the Series B Preferred Shares pursuant to this Certificate of Designation in writing by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery, to the Holders’ respective addresses shown on the register for the Series B Preferred Shares.

7.06 No Preemptive or Conversion Rights. The Series B Preferred Shares will not be convertible into or exchangeable for any other securities or property, and the Holders will not be entitled to any preemptive or similar rights.

7.07 Severability. If any portion of this Certificate of Designation shall be declared void or unenforceable by any court or administrative body of competent jurisdiction, such portion shall be deemed severable from the remainder of this Certificate of Designation, which shall continue in all respects valid and enforceable.

[Signature page follows]

5

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be signed by the undersigned this 15th day of March, 2024.

TEVOGEN BIO HOLDINGS INC.

By:	/s/ Ryan Saadi
Name:	Ryan Saadi
Title:	Chief Executive Officer

6